UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

Michael Blitzer

Kingstown Capital Partners, LLC

11 East 44th Street, 7th Floor

New York, NY 10017

(212)319-1309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒ (See explanatory note to this Schedule 13D)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN PARTNERS MASTER LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 139,214

	8	Shared Voting Power 139,214

	9	Sole Dispositive Power 139,214

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,214

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person CO

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,357

	8	Shared Voting Power 13,357

	9	Sole Dispositive Power 13,357

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,357

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KTOWN, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,585

	8	Shared Voting Power 6,585

	9	Sole Dispositive Power 6,585

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,585

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN CAPITAL PARTNERS, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN CAPITAL MANAGEMENT L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person PN

CUSIP No. 12620N104

1	Name of Reporting Person KINGSTOWN MANAGEMENT GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 12620N104

1	Name of Reporting Person MICHAEL BLITZER

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person GUY SHANON

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,156

	8	Shared Voting Power 159,156

	9	Sole Dispositive Power 159,156

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,156

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person GEORGE P. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 164,372

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,216

11	Aggregate Amount Beneficially Owned by Each Reporting Person 164,372

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person CAROL B. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,216

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,216

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,216

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person IN

CUSIP No. 12620N104

1	Name of Reporting Person BRADLEY P. BAUER

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 12620N104

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  This Amendment No. 1 supplements Items 4 and 7 of the Schedule 13D originally filed on February 24, 2011.

Item 4.          Purpose of Transaction.

On March 14, 2011, Kingstown Capital Partners, LLC was listed as a rights issue backstop participant in a proposal delivered by Mangrove Partners to the board of directors of the Issuer (the “Board”), an updated version of which was delivered to the Board on March 16, 2011 (as updated, the “Term Sheet”).  A copy of the Term Sheet from Mangrove Partners is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  The description herein of the Term Sheet is qualified in its entirety by reference to the Term Sheet.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, engaging in discussions with third parties, including other stockholders of the Issuer, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4; provided that the Reporting Persons expressly disclaim any intention of engaging in a control transaction or a contested election of directors of the Issuer’s Board.

Item 7.          Material to be Filed as Exhibits.

99.1         Term Sheet, dated March 16, 2011

CUSIP No. 12620N104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2011	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS, LLC

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

	By:	/s/ Michael Blitzer
Michael Blitzer Director

KINGSTOWN PARTNERS II, L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

/s/ George P. Bauer
GEORGE P. BAUER

/s/ Carol B. Bauer
CAROL B. BAUER

/s/ Bradley P. Bauer
BRADLEY P. BAUER

CUSIP No. 12620N104

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Guy Shanon Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Warren Keens Director	Director of Close Brothers (Cayman) Limited and Managing Director of Close Fund Services	Harbour Place, 4th Floor 103 South Church Street Grand Cayman, Cayman Islands	United Kingdom